EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

Morgan Creek Global Equity Long/Short Institutional Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee**
Fees to Be Paid	--	.00927%	$139.71
Fees Previously Paid	$5,550,820.17		$605.59
Total Transaction Valuation	$1,507,164
Total Fees Due for Filing			$139.71
Total Fees Previously Paid			$605.59
Total Fee Offsets			$0
Net Fee Due			$0

The fee of $605.59 was paid in connection with the filing of the Schedule TO-I by Morgan Creek Global Equity Long/Short Institutional Fund (File No. 811-22461) on August 27, 2021 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.